15026950

SECUR ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-66848

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2015 WASH, D.C. 194

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Purs[redacted]ection 17 of the Securities Exchange Act of 1934 and Rule 17a[redacted]Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

VelocityHealth Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 White Bridge Road, Suite 409
(No. and Street)

Nashville, TN 37205
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Esval (615) 238-2315
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name - if individual, state last, first, middle name)

900 Circle 75 Parkway SE, Ste 1100, Atlanta, GA 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin Esval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of VelocityHealth Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kevin Esval, President

Janet M Britt
Notary Public
Commission exp: 5/3/2016

JANET M BRITT
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
VelocityHealth Securities, Inc.

We have audited the accompanying financial statements of VelocityHealth Securities, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. VelocityHealth Securities, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VelocityHealth Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of VelocityHealth Securities, Inc. financial statements. The information is the responsibility of VelocityHealth Securities, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 24, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

VELOCITYHEALTH SECURITIES, INC.
BALANCE SHEET
December 31, 2014

ASSETS

		2014
Cash and cash equivalents	$	30,209
Accounts receivable		75,000
Furniture and office equipment, net of accumulated depreciation of $7,258		729
Total Assets	$	105,938

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	2,126
Total Liabilities		2,126
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		105,433
Retained earnings		(1,631)
Total Stockholder's Equity		103,812
Total Liabilities and Stockholder's Equity	$	105,938

The accompanying notes are an integral part of these financial statements.

VELOCITYHEALTH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: VelocityHealth Securities, Inc. (the "Company"), a Tennessee corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was organized in November 2004 and is a wholly-owned subsidiary of VelocityHealth Capital, Inc. ("Parent").

The Company provides investment banking and investment advisory services for customers located primarily throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The allowance is estimated based on management's knowledge of its customers, historical loss experience and existing economic conditions.

Income Taxes: The Company is included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from the Parent.

The difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, and the decision not to file a return.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Date of Management's Review: Subsequent events were evaluated through February 24, 2015, which is the date the financial statements were available to be issued.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services which are recognized as the services are performed. Investment banking fees and sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $28,083, which was $23,083 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .08 to 1.0.

NOTE C – CONCENTRATIONS

Approximately 84% of the investment banking revenues were earned from one customer during 2014.

VELOCITYHEALTH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE D – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$ 33,000
Deferred income tax expense	(33,000)
Income taxes expense	$ 0

The Company files a consolidated federal tax return with its Parent and records its share of the consolidated federal tax expense on a separate return basis.

Deferred income taxes are provided for the temporary differences between the assets and liabilities for financial and income tax purposes. The differences at December 31, 2014 relate to a net operating loss carryforward.

Deferred tax asset arising from net operating loss carryforward	$(33,000)
Less: Valuation allowance	33,000
Net deferred tax asset	$ 0

Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to deferred tax asset has been provided.

As of December 31, 2014, the Company has net operating loss carryforward that may be used to offset future taxable income of approximately $132,000. The loss carryforwards are due to expire in 2034.

NOTE E – LEASES

The Company leases office premises under an operating lease that expires December 31, 2015. Rent expense for 2014 was approximately $20,000.

NOTE F – RETIREMENT PLAN

The Company has a simplified employee pension plan covering all employees. There was no expense arising from the plan for 2014.

NOTE G – COMMITMENTS AND CONTINGENCIES

At December 31, 2014, the Company does not have any commitments or contingencies.